Exhibit 5.1

[PORTLAND GENERAL ELECTRIC COMPANY LETTERHEAD]

July 12, 2006

Board of Directors
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

Ladies and Gentlemen:

I am Vice President, General Counsel and Secretary of Portland General Electric Company, an Oregon corporation (the "Company"). This opinion is being rendered solely in connection with the Company's Registration Statement on Form S-8 (the "Registration Statement") being filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration of 4,687,500 shares (the "Plan Shares") of the Company's common stock, without par value per share, which may be issued pursuant to the Portland General Electric Company 2006 Stock Incentive Plan (the "Plan").

This opinion is being delivered pursuant to the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In rendering the opinion set forth herein, I or attorneys under my supervision (with whom I have consulted) have examined the Plan and the Registration Statement (including the exhibits thereto) and originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents as I or attorneys under my supervision (with whom I have consulted) have deemed necessary or appropriate as a basis for the opinion set forth below.

In my examination, I or attorneys under my supervision (with whom I have consulted) have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to this opinion that I or attorneys under my supervision (with whom I have consulted) did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials.

I am admitted to practice law in the State of Oregon, and I do not express any opinion as to the laws of any jurisdiction other than the corporate laws of the State of Oregon.

Based upon and subject to the foregoing, I am of the opinion that the issuance of the Plan Shares reserved for issuance under the Plan have been duly authorized and that the Plan Shares, when issued and delivered in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to me under the heading "Interests of Named Experts and Counsel" in the Registration

Statement. In giving such consent, I do not admit that I am an expert within the meaning of the Securities Act or that this consent is required pursuant to Section 7 of the Securities Act.

Very truly yours,

/s/ Douglas R. Nichols
Douglas R. Nichols
Vice President, General Counsel and Secretary